EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

GENERAL SHAREHOLDERS` MEETING RESOLUTIONS

We hereby announce that the following matters were presented at the Annual General Shareholders’ Meeting and Extraordinary Shareholders’ Meeting held on April 14, 2008:

Annual Shareholders` Meeting:

1)	Approval of Embraer’s Management Report, Financial Statements and the Independent Auditors’ Report relative to the fiscal year ended December 31, 2007.

2)	Approval of the proposal to allocate the net income for the fiscal year ended December 31, 2007 in the amount of R$593,052,934.05 as described in the proposal:

a)
Ratification of R$325,790,089.64 as interest on shareholders’ equity, of which R$93,403,527.25 was distributed in the first half of 2007 and R$232,386,562.39 in the second half of 2007, included in the computation of the compulsory dividends.

b)	Ratification of R$123,000,000.00 as dividends for the fiscal year ended December 31, 2007.

c)	Constitution of a statutory reserve in the amount of R$29,652,646.70, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

d)	Transfer of the balance of R$114,610,197.71, to the reserve for investments and working capital, in accordance with the Company’s bylaws.

e)
Transfer of the balance of R$73,093.05 related to unclaimed dividends for the years ended December 31, 2002, 2003 and 2004 allocated as “Retained Earnings” to be transferred to “Reserve for investments and working capital”, because of the expiration of its due date.

3)
Election of the (Conselho Fiscal) Fiscal Council, with a mandate extending to the next General Shareholders’ Meeting in 2009 and the following members: (i) Rolf Von Paraski, Brazilian, married, economist, as a member and Maria de Jesus Tapia Rodriguez Migliorin, Brazilian, married, administrator, as his alternate. (ii) Ivan Mendes do Carmo, Brazilian, married, economist, as a member, and Tarcísio Luiz Silva Fontenele, Brazilian, married, lawyer, as his alternate. (iii) Taiki Hirashima, Brazilian, married, accountant, as a member, and Guillermo Oscar Braunbeck, Argentinean, single, economist, as his alternate. (iv) Eduardo Coutinho Guerra, Brazilian, married, government employee, as a member, and Leandro Giacomazzo, Brazilian, married, business administrator, as his alternate. (v) Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, as a member and Carla Alessandra Trematore, Brazilian, single, holder of a degree in computer science as his alternate. Rolf Von Paraski was nominated President of the Audit Board and Ivan Mendes do Carmo was nominated Vice President.

4)
Approval of an overall annual amount of R$50.0 million for remuneration of the officers, to be allocated individually by the Board of Directors in accordance with the second paragraph of Article 33 of the Company’s Bylaws.

5)
Approval of the monthly remuneration of R$8,800.00 for the Conselho Fiscal members to be paid until the next General Shareholders’ Meeting regarding 2008 fiscal year results, not including the 50% additional remuneration payable to the member designated by the Board of Directors as the Conselho Fiscal’s “financial expert”, (which will receive a monthly remuneration of R$13,200.00) as defined by the rules of the United States Securities and Exchange Commission.

Extraordinary Shareholders’ Meeting

1)	Approved to amend the Company’s bylaws, as a result of the confirmation of the increase in capital stock, arising from the exercise of stock options, which will come to have the following wording:

“Article 6 - The capital stock of the Company, subscribed and fully paid in is four billion, seven hundred and eighty-nine million, six hundred and seventeen thousand and fifty-two reais and forty-two cents (R$4,789,617,052.42), divided into seven hundred and forty million, four hundred and sixty-five thousand and forty-four (740,465,044) common shares, with one Golden Share (Article 9), all without par value.”

São José dos Campos, April 14, 2008

/s/ Antonio Luiz Pizarro Manso
ANTONIO LUIZ PIZARRO MANSO
Executive Vice President, Finance & CFO